UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 14D-9

     SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2) _______________ ELKCORP (Name of Subject Company) ELKCORP (Name of Person Filing Statement) _______________

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

287456107 (CUSIP Number of Class of Securities)

David G. Sisler
Senior Vice President, General Counsel and Secretary
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254
(972) 851-0500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

WITH COPIES TO: Mark Gordon, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 2 is to amend and supplement Item 7 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by ElkCorp, a Dela-ware corporation, on January 8, 2007, as amended on January 10, 2007 and to add additional Exhibits and to revise the Exhibit Index accordingly.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 7 is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

On January 16, 2007, the Company issued a press release announcing that the Company and affiliates of The Carlyle Group (“Carlyle”) entered into an Amended and Restated Agreement and Plan of Merger dated as of January 15, 2007 (the “Amended Merger Agreement”). The press release also announced that, pursuant to the Amended Merger Agreement, an affiliate of Carlyle will commence a tender offer to purchase all of the Company’s outstanding shares of common stock for $40.50 per share, net to the seller in cash (the “Carlyle Tender Offer”), and that following completion of the Carlyle Tender Offer, the parties will complete a second step merger in which all remaining outstanding shares of common stock will be cancelled and converted into $40.50 per share, without interest, or such higher amount as may be paid for shares in the Carlyle Tender Offer.

The foregoing summary of the press release does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the press release dated January 16, 2007, attached as Exhibit (a)(7) and incorporated herein by reference.

ITEM 9.	EXHIBITS.

Exhibit No.	Description
--------------	-----------------------------------------------------------------------

(a)(7)	Press release issued by ElkCorp on January 16, 2007
(a)(8)	Letter, dated January 16, 2007, to ElkCorp employees.

SIGNATURE

     After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

ELKCORP

By /s/ Thomas D. Karol
Name: Thomas D. Karol
Title: Chairman of the Board and
Chief Executive Officer

Dated: January 16, 2007

INDEX OF EXHIBITS

Exhibit No.	Description
--------------	-----------------------------------------------------------------------

(a)(7)	Press release issued by ElkCorp on January 16, 2007.
(a)(8)	Letter, dated January 16, 2007, to ElkCorp employees.